October 30, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:    Robert F. Telewicz Jr., Branch Chief

Re:	Industrial Property Trust Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 5, 2015

File Number: 000-55376

Dear Mr. Telewicz:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on October 27, 2015 (the “Comment Letter”), with respect to the Industrial Property Trust Inc. (the “Company”) Form 10-K for the year ended December 31, 2014, filed on March 5, 2015 (the “Form 10-K”). For ease of review, we have transcribed the comments being addressed and our respective responses to those comments below.

Form 10-K for the Year Ended December 31, 2014

Additional Measures of Performance, pages 60 – 62

1.	Within your discussion of Company-defined FFO, we note you have indicated that some of your adjustments are non-recurring. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

We removed the reference to non-recurring in our filings beginning with the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

Mr. Robert F. Telewicz Jr.

October 30, 2015

Consolidated Statements of Operations, page 72

2.	Please clarify your basis in GAAP for presenting expense support from advisor as a separate line item on the face of the consolidated statements of operations after operating loss. Disclosures within Note 10 on page 91 appear to indicate that the related expenses are of an operating nature and the cumulative amount outstanding is potentially reimbursable. In addition, please explain to us how you are accounting for the expense reimbursements. In your response, explain to us whether you are recording a payable for the amount that can potentially be reimbursed to your Advisor and the literature you have relied upon to determine your accounting policy.

Response:

Presentation of Expense Support on Consolidated Statements of Operations

The nature of the expense support agreement is not inclusive of only operating expenses. According to the Expense Support and Conditional Reimbursement Agreement between the Company, Industrial Property Advisors LLC (the “Advisor”) and Industrial Property Operating Partnership LP (the “Operating Partnership”) in effect during the year ended December 31, 2014 (the “Expense Support Agreement”), the Advisor agreed to defer payment of all or a portion of the asset management fee otherwise payable to it pursuant to the advisory agreement by and among the Company, the Advisor and the Operating Partnership (the “Advisory Agreement”) if Company-defined funds from operations (“CDFFO”), as disclosed in the Company’s quarterly and annual reports, for a particular quarter is less than the baseline distributions, as defined in the Expense Support Agreement, for such quarter. In addition, the Advisor may elect to fund certain expenses of the Company as expense support payments. These supplemental support payments are not limited to only operating expenses, but may also include interest expense. For the year ended December 31, 2014, the Advisor had deferred $0.9 million of asset management fees and supported $2.6 million of certain expenses. As such, we believe our current presentation of expense support from our Advisor as a separate line item after operating loss is appropriate.

Accounting for Expense Support Payments

In determining if the expense support payments and the related liability should be deferred until the recoverability criteria are met, we considered the guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, “Financial Services – Investment Companies,” and more specifically the guidance in paragraph ASC 946-20-25-4. Although ASC 946-20 specifically excludes REITs from its scope, we believe the guidance in paragraph ASC 946-20-25-4 (regarding the accounting for waived fees) is relevant to the Expense Support Agreement and provides a specific framework regarding this issue. Specifically, ASC 946-20 indicates that a liability should be recognized if the criteria in FASB Concepts Statement No. 6 and ASC 450-20, “Loss Contingencies,” are met.

Further, we believe that the Company would reach a similar accounting conclusion if we were to not apply ASC 946-20 and simply apply the guidance established in ASC 450-20. However, applying the principles in ASC 946-20 provides additional clarification specific to waived fees similar to the asset management fees that may be waived pursuant to the Expense Support Agreement and is therefore applicable.

Mr. Robert F. Telewicz Jr.

October 30, 2015

Accordingly, we have applied the guidance in ASC 945-20 and deferred the recognition of expense and related liability for support payments made pursuant to the Expense Support Agreement until such time that the repayment of these amounts by the Company is considered probable based on the criteria in ASC 450-20.

In order to determine whether repayment of expense support payments is probable, we relied on the guidance in FASB ASC Topic 450, “Contingencies,” and more specifically the guidance in paragraph ASC 450-20-25. We considered both qualitative and quantitative factors in determining whether repayment of outstanding expense support payments is deemed to be probable. Some of the factors considered in this determination include:

•	Previous operating history with similar entities;

•	Historical performance of the Company (e.g. has the Company demonstrated a consistent track record of CDFFO being equal to or exceeding distributions?); and

•	Risk adjusted corporate projections.

When determining the likelihood of repayment of outstanding expense support payments for the year ended December 31, 2014:

•	Management noted that the Company is in the early stages of its life cycle;

•	Management noted that a similar public company sponsored by an affiliate of the Company’s sponsor, Industrial Income Trust Inc., had distributions in excess of CDFFO for the entire period during which it was raising capital; and

•	Management reviewed corporate projections, which incorporated investment assumptions that management believes would ensure a probable outcome. These projections demonstrated that the repayment of expense support amounts outstanding as of December 31, 2014 was less than probable.

It is important to note that support payments made pursuant to the Expense Support Agreement are only subject to a conditional reimbursement and under all circumstances, the Company is not obligated to reimburse the Advisor for any amount not reimbursed by the Company to the Advisor within three years after the quarter in which such reimbursable amount originated. Further, an election by our board of directors to terminate the Advisor does not result in acceleration or change in repayment terms related to the expense support payments.

Therefore, we concluded that criteria established in ASC Topic 450 for the recognition of a liability related to the repayment of expense support payments made by the Advisor have not been met.

Mr. Robert F. Telewicz Jr.

October 30, 2015

Note 2 – Summary of Significant Accounting Policies

Investment in Real Estate Properties, page 76

3.	We note costs associated with development and improvement of the Company’s real estate assets are capitalized as incurred. In future periodic filings please expand your disclosures to address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses and the periods of capitalization including a discussion of when the capitalization period begins and ends. Lastly to the extent significant, please disclose the amount of salaries and other general and administrative expenses that were capitalized and a discussion within MD&A of any significant fluctuation in your capitalization rates.

Response:

Costs associated with the development and improvement of the Company’s real estate assets are capitalized as incurred. These costs include capitalized interest and development acquisition fees. We do not capitalize any other costs, such as taxes, salaries or other general and administrative expenses. For the year ended December 31, 2014, approximately $170,000 of interest was capitalized in construction in progress on the Company’s consolidated balance sheets, and there were no development acquisition fees capitalized.

In future periodic filings, we will expand our disclosures for capitalized costs to include additional details regarding the types of costs that are capitalized and when such costs are capitalized.

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions, please feel free to contact me at tmcgonagle@industrialpropertytrust.com or (303) 228-2200.

Regards,

/s/ Thomas G. McGonagle

Thomas G. McGonagle

Chief Financial Officer and Treasurer

cc: Alice L. Connaughton, Esq., Greenberg Traurig, LLP